ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 30, 2014	Maureen A. Meredith
T +1 617 951 7239
maureen.meredith@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (formerly Managers AMG Funds) (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 115 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on April 15, 2014, relating to AMG Yacktman Special Opportunities Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1.         Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 115. Please confirm all information will be filed with the SEC in the post-effective amendment to the Trust’s Registration Statement relating to the Fund to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all outstanding information will be filed with the SEC in the 485(b) Amendment.

Prospectus

2.         Comment: Please revise footnote 1 to the Annual Fund Operating Expenses table to state that the performance adjustment that begins July 1, 2015 may increase the investment management fees paid by the Fund.

Response: The requested change has been made.

3.         Comment: The footnote to the Annual Fund Operating Expenses table relating to the Fund’s Expense Limitation and Recoupment Agreement provides as follows: “The contractual expense limitation may only be terminated in the event the Investment Manager ceases to be the investment manager of the Fund or by mutual agreement between the Investment Manager and the AMG Funds Board of Trustees; provided, however, that no such termination shall affect the obligation (including the amount of the obligation) of the Trust, on behalf of the Fund, to repay amounts previously paid, waived or reimbursed by the Investment Manager with respect to periods prior to the date of such termination.” Please revise this disclosure in light of the Staff’s position that expenses cannot be recouped after an adviser ceases to provide investment advisory services to a fund or explain why this provision is appropriate.

Response: The Trust believes that if the Trust, on behalf of the Fund, repaid amounts previously paid, waived or reimbursed by AMG Funds LLC (the “Investment Manager”) at a time when the Investment Manager no longer served as the Fund’s investment manager, such recoupment payments would be made in consideration for services rendered while the Investment Manager served as the Fund’s investment manager and therefore would be appropriate. Nevertheless, the Trust has revised the Expense Limitation and Recoupment Agreement and the related disclosure in the Registration Statement in light of the Staff’s position. Consistent with the revised Expense Limitation and Recoupment Agreement, the disclosure in the Registration Statement has been revised (i) to provide that the contractual expense limitation may only be terminated in the event the Investment Manager or a successor ceases to be the investment manager of the Fund or a successor fund, by mutual agreement between the Investment Manager and the AMG Funds Board of Trustees or in the event of the Fund’s liquidation unless the Fund is reorganized or is a party to a merger in which the surviving entity is successor to the accounting and performance information of the Fund, and (ii) to remove the proviso that a termination of the agreement shall not affect the obligation (including the amount of the obligation) of the Trust, on behalf of the Fund, to repay amounts previously paid, waived or reimbursed by the Investment Manager with respect to periods prior to the date of such termination.

4.         Comment: The Staff notes that the footnote to the Annual Fund Operating Expenses table relating to the Fund’s Expense Limitation and Recoupment Agreement is quite long. Please consider shortening the referenced disclosure to be consistent with “plain English” principles as codified in Rule 421(d) under the 1933 Act, and as described in SEC Release No. 33-7497.

Response: The requested change has been made.

5.         Comment: The Staff notes that the footnote to the Annual Fund Operating Expenses table relating to the Fund’s Expense Limitation and Recoupment Agreement states that “AMG Funds LLC (the “Investment Manager”) has contractually agreed, through at least May 1, 2016, to waive investment management fees (but not below zero)….” The Staff notes that the italicized parenthetical seems unnecessary. Please explain a time when investment management fees would be below zero.

Response: The Trust submits that the above-referenced parenthetical is intended to make clear that investment management fees would not be waived below zero. The Trust has removed the parenthetical in light of the Staff’s view that is unnecessary.

6.         Comment: Please confirm that the Fund’s Expense Limitation and Recoupment Agreement discussed in a footnote to the Annual Fund Operating Expenses table will be filed as exhibit to the 485(b) Amendment.

Response: The Trust confirms that the Fund’s Expense Limitation and Recoupment Agreement will be filed as an exhibit to the 485(b) Amendment.

7.         Comment: In the footnote to the Annual Fund Operating Expenses table relating to the Fund’s Expense Limitation and Recoupment Agreement, the Staff notes that “manager” is spelled incorrectly in the penultimate sentence.

Response: The referenced sentence has been removed in response to Comment 4 above.

8.         Comment: Under “Summary of the Fund – Expense Example,” please consider revising the lead-in paragraph to state that “[t]he Example includes the Fund’s contractual expense limitation…” as opposed to that “[t]he Example reflects the impact of the Fund’s contractual expense limitation…,” consistent with “plain English” principles as codified in Rule 421(d) under the 1933 Act, and as described in SEC Release No. 33-7497.

Response: The requested change has been made.

9.         Comment: The principal investment strategies disclosure states that the Fund invests primarily in domestic and foreign equity securities. Please disclose how much the Fund intends to invest in domestic and foreign securities.

Response: As disclosed in “Summary of the Fund – Principal Investment Strategies,” the Fund will purchase securities where Yacktman Asset Management LP (“Yacktman” or the “Subadvisor”) believes the current market price offers a meaningful discount to intrinsic value. Therefore, there will be no fixed allocation between domestic and foreign securities. The Trust submits that adding disclosure related to the allocation between domestic and foreign securities would not reflect the investment approach utilized in managing the Fund’s portfolio. Therefore, the Trust respectfully declines to make the requested change.

10.       Comment: Please confirm supplementally that the Fund’s derivatives-related disclosures are consistent with the staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response: The Trust believes that the Fund’s derivatives-related disclosures are consistent with the Staff’s position set forth in the ICI Letter.

11.       Comment: Under “Summary of the Fund – Principal Investment Strategies,” please consider moving the paragraph that begins “The Fund invests primarily in domestic and foreign equity securities….” and the two paragraphs that follow closer to the beginning of the principal investment strategies section as the disclosure seems core to the Fund’s strategy.

Response: The Trust respectfully submits that the disclosure, in its current form, complies with the requirements of Item 4(a) of Form N-1A. The Trust submits that the disclosure, in its current form, accurately summarizes how the Fund intends to achieve its investment objective and that the requested relocation of certain paragraphs would not aid investor understanding of this intent. Consequently, the Trust respectfully declines to make the requested change.

12.       Comment: Under “Summary of the Fund – Principal Investment Strategies,” the Staff notes that the last paragraph of the section relates to the Fund holding a portion of its assets in cash. If holding assets in cash would be a temporary defensive position, the referenced disclosure should be removed from the Item 4 disclosure and provided in response to Item 9(b) of Form N-1A. If it would not be a temporary defensive position, please explain what is meant by “significant” in the disclosure that, at times, the Fund’s cash holdings may be significant and add disclosure that if the Fund holds cash, it may not achieve its investment objectives.

Response: The Trust confirms that the holding of assets in cash may not be a temporary defensive measure. The Trust respectfully submits that the disclosure adequately explains that the Fund’s cash holdings are driven from the number of investment opportunities and therefore will vary over time. Consequently, it is not possible to quantify the level of cash holdings in advance. Further, the Trust submits that although a significant cash position could possibly impact the Fund’s relative performance, this does not per se mean that the Fund’s investment objective will not be achieved. The Trust therefore respectfully declines to make the requested change.

13.       Comment: Growth Stock Risk and Value Stock Risk are disclosed as principal risks of the Fund, but growth stocks and value stocks are not explicitly discussed in the principal investment strategies disclosure. Please clarify the extent to which the Fund intends to invest in growth and value stocks and revise the disclosure accordingly, as needed.

Response: The Trust confirms that the Fund intends to invest in value stocks, investments which the Trust respectfully submits are adequately disclosed under “Summary of the Fund – Principal Investment Strategies.” The Trust refers to the disclosure that provides:

In pursuing the objective of long-term capital appreciation, the Fund employs a value-oriented investment approach. The Fund’s investment strategy consists of purchasing securities where Yacktman Asset Management LP (“Yacktman” or the “Subadvisor”) believes the current market price offers a meaningful discount to intrinsic value (with value measured on an absolute basis, rather than on a relative basis to the broader market).

The Trust also confirms that the Fund may invest in growth stocks. The Trust has revised the Fund’s principal investment strategies disclosure to disclose that the Fund may invest in a growth stock if the Fund’s Subadvisor believes such security otherwise meets its investment criteria.

14.       Comment: The Staff notes that information provided in response to Item 9(b) of Form N-1A should not merely repeat information provided in response to Item 4. Please review and revise the disclosure, as necessary, in accordance with the requirements of Form N-1A.

Response: The Trust confirms that it has reviewed and revised the information provided in response to Item 9(b) of Form N-1A.

15.       Comment: Under “Additional Information About the Fund – Additional Information About the Fund’s Principal Investment Strategies,” please clarify the second sentence in the second paragraph as follows: “The Fund invests in equity securities of any size company that the Subadvisor believes offer an attractive forward rate of return, after adjusting for business quality and risk.”

Response: The Trust respectfully submits that, because the Fund may invest up to 20% of its assets in debt securities, the requested revision would be inappropriate. Consequently, the Trust respectfully declines to make the requested change.

16.       Comment: Under “Additional Information About the Fund – Where This Fund Fits as Part of Your Asset Allocation,” the Staff notes that the third bullet in the section refers to investors willing to accept short-term volatility of returns. If volatility is a principal risk of the Fund, please revise the principal risk disclosure accordingly.

Response: The Trust confirms that volatility is not a principal risk of the Fund.

17.       Comment: Under “Additional Information About the Fund – Additional Information About the Fund’s Expenses,” the Staff notes that the disclosure indicates that shareholder servicing fees paid by certain share classes are reflected in the Annual Fund Operating Expenses table but that it is unclear where in the Average Annual Total Returns table such fees are disclosed. Please review and revise the disclosure, as necessary, to reconcile the disclosure.

Response: The Trust confirms that shareholder servicing fees paid by certain share classes of the Fund are reflected in the “Other Expenses” line item in the Annual Fund Operating Expenses table for those share classes that pay shareholder servicing fees, and the Trust has revised the “Additional Information About the Fund – Additional Information About the Fund’s Expenses” section to indicate this.

18.       Comment: Under “Additional Information About the Fund – Summary of the Fund’s Principal Risks,” the disclosure states that “[t]he Fund could be subject to additional risks because the types of investments it makes and market conditions may change over time. Please confirm that, if there are changes, the Fund will amend the Registration Statement to include any additional risks and types of investments.

Response: The Trust notes that the above-referenced disclosure is intended to inform shareholders that the types of investments made by the Fund and risks associated with the Fund could change over time. The Trust confirms that it is the Trust’s intent that the Registration Statement would be amended or supplemented to disclose such changes if they were to occur.

19.       Comment: Under “Additional Information About the Fund – Summary of the Fund’s Principal Risks – Derivatives Risk,” the first sentence refers to investments in ETNs, options, futures, forwards and other derivatives. Please confirm whether investing in these instruments is a principal investment strategy and, if applicable, include corresponding disclosure in the principal investment strategies section of the Prospectus.

Response: The Trust confirms that the “Summary of the Fund – Principal Investment Strategies” section identifies those derivative instruments that are intended to constitute a principal investment strategy of the Fund. The first sentence under “Additional Information About the Fund – Summary of the Fund’s Principal Risks – Derivatives Risk” defines “derivatives” and provides examples of such instruments.

20.       Comment: Under “Additional Information About the Fund – Summary of the Fund’s Principal Risks – Performance-Based Fee Risk,” please disclose that investment management fees are subject to a performance adjustment beginning July 1, 2015.

Response: The requested change has been made.

21.       Comment: Please consider whether micro-capitalization stock risk should be disclosed as a principal risk of the Fund if the MSCI ACWI All Cap Index tracks micro cap stocks.

Response: The requested change has been made.

22.       Comment: Under “Additional Information About the Fund – Other Important Information About the Fund and its Investment Strategies and Risks – Investment Objective,” the disclosure states that the Fund’s investment objective may be changed without shareholder approval. Please also disclose what notice, if any, is provided by the Fund to its shareholders with respect to a change in investment objective.

Response: The requested change has been made. The Trust confirms that there is no shareholder notice requirement to change the Fund’s investment objective.

23.       Comment: Under “Additional Information About the Fund – Other Important Information About the Fund and Its Investment Strategies and Risks – Temporary Defensive Measures,” please consider revising disclosure to conform it more closely with the guidance in Instruction 6 to Item 9(b) of Form N-1A.

Response: The requested change has been made.

24.       Comment: Under “Additional Information About the Fund – Other Important Information About the Fund and Its Investment Strategies and Risks – Fund Management,” the

Staff notes that the disclosure states that it is not expected that the Subadvisor will manage the Fund to mimic or replicate the MSCI ACWI All Cap Index’s sector, industry or country allocations. Please explain why the MSCI ACWI All Cap Index is an appropriate index by which to measure performance for purposes of the performance-based fee if the Fund will not so mimic or replicate the index and reconcile the disclosure, as needed.

Response: The Trust respectfully submits that the MSCI ACWI All Cap Index is an appropriate index by which to measure performance for purposes of the performance-based fee and that the Fund is not required to replicate or mimic an index’s sector, industry or country allocations in order for that index to be an appropriate index. Section 205 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), requires that the Fund’s investment performance be measured against the investment record of an appropriate index of securities prices. Although the Advisers Act does not define what constitutes an appropriate index, the Fulcrum Fees Release, which addresses factors to be considered in connection with investment company advisory contracts containing incentive arrangements, discusses appropriate indices. The Fulcrum Fees Release provides as follows:

In determining whether an index is appropriate for a particular investment company, directors should consider factors such as volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, for investment companies that invest in a broad range of common stocks, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate. Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would not be appropriate.

The MSCI ACWI All Cap Index is reflective of the broad investment universe that the Fund’s Subadvisor will consider in its management of the Fund. Therefore, the Trust believes that the MSCI ACWI All Cap Index is an appropriate index for measuring the Fund’s performance.

25.       Comment: Under “Additional Information About the Fund – Other Important Information About the Fund and Its Investment Strategies and Risks – Fund Management,” please clarify that the example on page 12 of the Prospectus is meant to be an example of a performance-based fee. Please also revise the example to use the maximum performance adjustment as opposed to a performance adjustment of 0.50%. Finally, please convert the total monthly investment management fee in the example into a percentage and compare that with the base fee of 1.50% in order to show the magnitude of an increase if the maximum performance adjustment applies.

Response: The Trust confirms that it has revised the disclosure under “Additional Information About the Fund – Other Important Information About the Fund and Its Investment Strategies and Risks – Fund Management” in order to clarify that the example is meant to be an example of a performance-based fee and to use the maximum performance adjustment rate in calculating the example. The Trust respectfully declines to convert the total monthly investment management fee in the example into a percentage and to compare that with the base fee of 1.50% because the Trust does not believe this addition would enhance shareholder understanding. Beginning July 1, 2015, the base investment management fee will be increased or reduced by the performance adjustment. The amount of the base investment management fee is calculated based on the Fund’s average daily net assets for the month, whereas the amount of the performance adjustment is calculated by multiplying the performance adjustment rate by the average net assets of the Fund over the preceding twelve months. Given that these fees must be calculated based on potentially different asset levels, the Trust believes that providing an example of the performance adjustment in dollars, as in the current disclosure, is most helpful and illustrative for shareholders.

26.       Comment: Please confirm that any changes made in response to Comments 24, 25 and 26 above are reflected, as applicable, in the statement of additional information.

Response: The Trust confirms that changes made in response to Comments 24, 25 and 26 above are reflected, as applicable, in the statement of additional information.

Statement of Additional Information

27.       Comment: The Staff notes that the “Additional Investment Policies” section states that “[t]he Fund reserves the right, without notice, to make any investment, or use any investment technique, except to the extent that such activity would require a shareholder vote, as discussed below under ‘Fundamental Investment Restrictions.’” Please consider revising this disclosure in light of the Staff’s view that this disclosure seems overly broad and inconsistent with Item 16(b) of Form N-1A.

Response: The Trust respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 16(b) of Form N-1A requires the Fund to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investment Policies – Investment Techniques and Associated Risks” section provides a description of the types of securities and techniques that are intended to be utilized by the Fund. In addition to listing the types of securities and techniques that are intended to be utilized by the Fund, the Fund also includes the above-referenced disclosure to inform shareholders that the Fund’s permissible investments could change over time. Therefore, the Trust respectfully declines to make the requested change.

28.       Comment: Under “Additional Investment Policies,” the Staff notes that investment company securities are a permissible investment of the Fund. If the Fund has a present intention to invest in investment company securities, please confirm that fees and expenses associated with the Fund’s investments in investment company securities are included in the Average Annual Total Returns table consistent with the requirements of Form N-1A.

Response: The Trust confirms that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to acquired fund fees and expenses.

29.       Comment: In connection with the Fund’s fundamental investment restriction with respect to industry concentration, please disclose in the statement of additional information what concentration means.

Response: The requested change has been made.

30.       Comment: Under “Additional Investment Policies – Disclosure of Portfolio Holdings,” the staff notes that the second paragraph of the section states that “[o]ther than as follows, the Trust does not have any arrangements with any person to make available information about the Fund’s portfolio securities….” Given that there are a number of arrangements disclosed, please consider clarifying this sentence to state, for example, that the Trust only has arrangements with the persons indicated.

Response: The requested change has been made.

31.       Comment: Please consider providing more extensive disclosure regarding each Trustee’s experience, qualifications, attributes and skills for Board membership and consider whether it is appropriate to continue to disclose such information in the table, or whether it should be presented in narrative form. The Staff notes that the phrase “significant board experience” is not particularly helpful and that the phrase “experienced businessman” is vague.

Response: The Trust believes that the current disclosure satisfies the requirements of Form N-1A and respectfully declines to make any changes to the disclosure at this time. The Trust notes that the reference to each Trustee’s significant board experience is helpful to investors given that other directorships held by the Trustees are also disclosed. Item 17(b)(10) of Form N-1A requires the Trust to “briefly discuss” the specific experience, qualifications, attributes or skills of each Trustee, and does not prohibit such information from being disclosed in a table. The Trust believes that the current disclosure satisfies the requirements of Item 17(b)(10) and that the presentation of the information enhances shareholder understanding.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7239.

Very truly yours,

/s/ Maureen A. Meredith

Maureen A. Meredith

cc: Caren Cunningham, Esq.

     Michael Ponder, Esq.

     Gregory C. Davis, Esq.